UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: June 2, 2010
(Date of earliest event reported)

Timberline Resources Corporation
(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055

Delaware	**82-0291227**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

**101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814**
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01 Completion of Acquisition or Disposition of Assets

On June 2, 2010, Timberline Resources Corporation (the "Registrant") completed its acquisition of Staccato Gold Resources Ltd. ("Staccato"), a Canadian corporation. The acquisition was effected by way of a court approved Plan of Arrangement under the Business Corporations Act (British Columbia) in accordance with the terms of an Arrangement Agreement, dated March 22, 2010, by and between the Registrant and Staccato. The acquisition was also approved by the Registrant's stockholders and Staccato's securityholders.

Pursuant to the terms of the Arrangement Agreement, the Registrant acquired all of the issued and outstanding common shares of Staccato in consideration for the issuance of one share of common stock of the Registrant for every seven common shares of Staccato and $0.0001 for each common share of Staccato. In addition, the Registrant acquired all of the issued and outstanding warrants to purchase common shares of Staccato and options to purchase common shares of Staccato, after giving effect to the exercise and cancellation of certain options immediately prior to closing, in consideration for the issuance by the Registrant of a warrant to purchase one share of common stock of the Registrant for every seven Staccato warrants or an option to purchase one share of common stock of the Registrant for every seven Staccato options, as applicable. The foregoing description of Arrangement Agreement is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is filed as Exhibit 10.1 to the Registrant's Form 8-K filed with the SEC on March 29, 2010, which is hereby incorporated by reference into this Item 2.01.

Immediately following the acquisition, a total of 55,572,892 shares of common stock of the Registrant were issued and outstanding, approximately 26% of which were owned by former shareholders of Staccato. Additionally, on June 3, 2010, the Registrant's common stock commenced trading on the TSX Venture Exchange. Consequently, the Registrant has become a "reporting issuer" in the provinces of British Columbia and Alberta and therefore, the Registrant will be required to comply with the securities regulations of those Canadian jurisdictions

Upon completion of the acquisition, Staccato became a wholly-owned subsidiary of the Registrant such that the Registrant now owns all of the assets of Staccato. Staccato has one flagship gold exploration project (Lookout Mountain), and several other projects at various stages of exploration in the prolific Cortez/Battle Mountain/Eureka trend in north-central Nevada. The Registrant intends to focus its exploration efforts at Staccato's Lookout Mountain project.

Staccato's financial statements and pro forma financial information for the combined company were provided in the Registrant's Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 3, 2010, which financial statements and pro forma information are hereby incorporated by reference into this Item 2.01.

Prior to closing, there was no material relationship between the Registrant or its affiliates and Staccato, other than in respect of the Arrangement Agreement and the transactions contemplated thereby.

Item 3.02 Unregistered Sale of Equity Securities

Pursuant to the Arrangement Agreement and in consideration for the acquisition of Staccato, the Registrant issued 14,328,484 shares of common stock, 6,352,437 warrants to purchase shares of common stock, and 102,143 options to purchase shares of common. The warrants are exercisable at $3.34 and have terms expiring between July 4, 2011 and August 16, 2011. The options are exercisable at prices of between $1.07 and $2.67 and have terms expiring between January 5, 2011 and May 30, 2013.

The shares of common stock, warrants, and options issued in consideration for the Registrant's acquisition of Staccato were issued in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), under Section 3(a)(10) of the Securities Act and applicable exemptions under state securities laws.

Item 7.01 Regulation FD Disclosure.

On June 3, 2010, the Company issued a press release entitled "Timberline Closes Acquisition of Staccato Gold Resources". A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release of Timberline Resources Corporation dated June 3, 2010.*

* Furnished to not filed with the SEC pursuant to Item 7.01 above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

Date: June 8, 2010

By: /s/ Randal Hardy
Randal Hardy
Chief Executive Officer, Chief Financial Officer
and Director

EXHIBIT INDEX

Exhibit No.   Description
99.1   Press Release of Timberline Resources Corporation dated June 3, 2010.*

* Furnished to not filed with the SEC pursuant to Item 7.01 above.



Exhibit 99.1

PRESS RELEASE

Timberline RESOURCES CORPORATION

Timberline Closes Acquisition of Staccato Gold Resources

June 3, 2010 – Coeur d'Alene, Idaho – **Timberline Resources Corporation (NYSE Amex: TLR)** ("Timberline") is pleased to announce that it has closed on its acquisition of Staccato Gold Resources Ltd. ("Staccato") by way of a plan of arrangement.

As previously announced, the acquisition, by way of a plan of arrangement (the "Arrangement"), was overwhelmingly approved the shareholders of Timberline and Staccato, and the Final Order from the Supreme Court of British Columbia was issued approving the proposed acquisition of Staccato by Timberline.

Timberline's shares of common stock will commence trading on the TSX Venture Exchange in substitution for Staccato's common shares on June 3, 2010 under the symbol "TBR".

Randal Hardy, Timberline's CEO, commented, "We are very happy to have met all the closing conditions and to have closed on the acquisition of Staccato. We appreciate the support of our shareholders, and we welcome the Staccato shareholders, as we continue to explore opportunities to increase shareholder value. We are excited to start working on the Lookout Mountain project, as well as several of the other exploration opportunities on the South Eureka property in the Battle Mountain / Eureka gold trend. In addition, we are progressing well at our Butte Highlands Gold Project, which is still on target with our objective to achieve production in 2011, and Timberline Drilling is doing very well as our team continues to optimize the operations and find opportunities to leverage our expertise in both underground and surface core drilling."

About Timberline Resources Corporation

Timberline is a diversified gold company with three complementary business units: a mine in development with anticipated gold production, an active exploration division with a large, drill-tested, highly prospective project portfolio in Nevada's Battle Mountain - Eureka gold trend, and two contract core drilling subsidiaries in the U.S. and Mexico providing revenues and cash flow to the company. Timberline is focused on the evaluation and the acquisition of advanced-stage exploration opportunities, with the potential for near-term development and production. Timberline formed a 50/50 joint venture with Highland Mining, LLC, an affiliate of Small Mine Development, at its royalty-free Butte Highlands Gold Project which commenced development in the summer of 2009 and has gold production targeted in 2011. The Management team has experience, depth, and a solid track record of achievement in building successful companies and discovering economic ore bodies. Timberline is listed on the NYSE Amex where it trades under the symbol "TLR" and on the TSX Venture Exchange where it trades under the symbol "TBR".

None of the securities anticipated to be issued pursuant to the Arrangement have been or will be registered under the Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws, and are anticipated to be issued in reliance upon available exemptions from such registration requirements under Section 3(a)(10) of the U.S.

Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties, including but not limited to the Company's 50/50 joint venture with Highland Mining LLC, the development and production of the Company's Butte Highlands project, and the Company's expected operations. When used herein, the words "anticipate," "believe," "estimate," "upcoming," "plan," "intend" and "expect" and similar expressions, as they relate to Timberline Resources Corporation, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's Annual Report on Form 10-K for the year ended September 30, 2009. Except as required by Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements.

Contact Information:
Randal Hardy, CEO
Phone: 208.664.4859